Galmed Pharmaceuticals Ltd.

16 Tiomkin St.

Tel Aviv 6578317, Israel

April 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galmed Pharmaceuticals Ltd.
Registration Statement on Form F-3 File No. 333-254766

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galmed Pharmaceuticals Ltd. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-254766) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 p.m., Eastern Time, on April 1, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at +1 212 547 5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Name:	Allen Baharaff
Title:	President and Chief Executive Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)